Exhibit 99.5

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

October 28, 2015	NR 18 - 2015

Avrupa announces re-start of drilling at Alvalade, Portugal

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5,000-meter drilling program commences at the Sesmarias copper-zinc massive sulfide target

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Mineralization at Sesmarias was discovered in February 2014

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Subsequent drilling defined a 1,800-meter long zone of potential massive sulfide mineralization

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Two drills running – up to 17 holes planned in new phase of exploration

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Program is designed first to extend continuity of mineralization along strike, then down-dip, and finally to test close-in, nearby exploration potential

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that drilling at the Alvalade Joint Venture has re-started.  The joint venture is presently operated by Avrupa Minerals and funded by new partner Colt Resources (see AVU news release of September 3, 2015).  In this new phase of drilling, the partners plan to drill 5,000 meters, mostly in the immediate area of the Sesmarias copper-zinc discovery announced by Avrupa in February 2014.

The initial target of the drilling program will be to extend the lateral continuity of the known mineralization.  SES015 is collared approximately 175 meters northwest of the SES002 massive sulfide intercept.  SES016 will be collared about the same distance southeast of SES002.  The second target of the drilling program will be to extend down-dip potential of mineralization in the Sesmarias zone.  The lateral and down-dip targets will be tested along the entire, known 1,800-meter strike length of the Semarias zone.  The third set of targets, slated for the end of this drilling phase, will encompass several close-in exploration targets, designed to extend the length of potential mineralization to both the northwest and to the southeast, along the Sesmarias trend, and to follow-up positive mineralization vectors intercepted in SES014 at the end of 2014.

Paul W. Kuhn, President and CEO of Avrupa, noted, “After a long wait for a new partner at Alvalade, we are excited to get back into drilling of the Sesmarias target.  The program has been designed to move quickly and to test the most attractive targets at Sesmarias.  With two rigs running, we hope to complete much of the program before the end of the year.”

Sesmarias
Phase 6 Planning
550,500
551,000
551,500
4,205,000
4,204,500
4,204,000
4,203,500
4,203,000
N
P
Q
L
H
G
F
E
B
A
SES008
SES015
SES002
SES016
SES010
SES014
SES011
Legend
Sesmarias DH
Sesmarias DH
Approved DH 2015
Structure
FG_Sesmarias
VS_Sesmarias
VStrans_Sesmarias
PQ_Sesmarias
N
COLT resources
AVRUPA MINERALS
Kilometers
0.2 0.1 0 0.2

Figure 1.  Map of the Sesmarias target zone, Alvalade JV.  Historic JV holes are marked in green, while planned holes for this phase of drilling are marked in blue.  The two current holes are labelled in yellow.

Colt Resources Inc. (www.coltresources.com) is a Canadian mining exploration and development company engaged in acquiring, exploring, and developing mineral properties with an emphasis on copper, gold and tungsten.  It is currently focused on advanced stage exploration projects in Portugal, where it is one of the largest lease holders of mineral concessions.

Avrupa Minerals Ltd. (www.avrupaminerals.com) is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates four joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

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The Alvito JV, with Lowell Copper, covering one license in the Ossa Morena Zone of south Portugal, for IOCG, polymetallic massive sulfide, and precious metal-bearing epithermal deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold related to carbonate sediment-hosted deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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